T.	Rowe Price International Funds, Inc.

T.	Rowe Price International Bond Fund

Convertible Bonds disclosure and operating policy have been added to the funds prospectuses as follows:

Convertible Bonds Convertible bonds are debt instruments convertible into equity of the issuing company at certain times in the future and according to a certain exchange ratio. Typically, convertible bonds are callable by the company, which may, in effect, force conversion before the holder would otherwise choose.

While the fund intends to invest primarily in debt securities, it may invest in convertible bonds or equity securities. While some countries or companies may be regarded as favorable investments, pure fixed-income opportunities may be unattractive or limited due to insufficient supply, or legal or technical restrictions. In such cases, the fund may consider equity securities or convertible bonds to gain exposure to such markets.

Operating policy The fund may invest up to 5% of total assets in convertible bonds and equity securities.